UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-37604

OASMIA PHARMACEUTICAL AB.

(Name of Registrant)

Vallongatan 1, 752 28 Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OASMIA PHARMACEUTICAL AB

Oasmia Pharmaceutical AB (“Oasmia”) intends to use a Fact Sheet and a Power Point Presentation (the “Presentation”) during meetings with parties seeking to learn about Oasmia. Copies of each of the Fact Sheet and the Presentation were attached as exhibits to a report on Form 6-K filed with the US Securities and Exchange Commission (“SEC”) on February 26, 2016. This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. On February 26, 2016, an incorrect version of the Fact Sheet was inadvertently filed with the SEC. The appended Fact Sheet amends and restates in its entirety the version filed Friday, February 26, 2016. The Presentation is not being refiled.

Oasmia files reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Oasmia are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future Oasmia and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Oasmia’s Form F-1 and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Fact Sheet
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OASMIA PHARMACEUTICAL AB

Date: February 29, 2016	By:	/s/ Julian Aleksov
Julian Aleksov
Executive Chairman of the Board of Directors